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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _________)   *

ARBINET – THEXCHANGE, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
03875P100
(Cusip Number)
General Counsel Greywolf Capital Management LP 4 Manhattanville Road, Suite 201 Purchase, New York 10577 (914) 249-7800
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
July 13, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 18 Pages

Exhibit Index Found on Page 17

13D

CUSIP No. 03875P100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Capital Partners II LP
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 1,539,839 Shares, which is 6.0% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC and/or OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 455,576
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 455,576
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 455,576
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 3 of 19 Pages

13D

CUSIP No. 03875P100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Capital Overseas Fund
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 1,539,839 Shares, which is 6.0% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC and/or OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,084,263
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,084,263
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,084,263
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 4 of 19 Pages

13D

CUSIP No. 03875P100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Advisors LLC
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 1,539,839 Shares, which is 6.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF and/or OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 455,576
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 455,576
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 455,576
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 5 of 19 Pages

13D

CUSIP No. 03875P100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Capital Management LP
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 1,539,839 Shares, which is 6.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF and/or OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,539,839
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,539,839
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,539,839
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 6 of 19 Pages

13D

CUSIP No. 03875P100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf GP LLC
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 1,539,839 Shares, which is 6.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF and/or OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,539,839
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,539,839
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,539,839
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 7 of 19 Pages

13D

CUSIP No. 03875P100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jonathan Savitz
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 1,539,839 Shares, which is 6.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF and/or OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,539,839
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,539,839
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,539,839
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 8 of 19 Pages

Item 1. Security And Issuer

This statement relates to shares of Common Stock, par value $0.001 per share (the “Shares”), of ARBINET – THEXCHANGE, INC. (the “Company”). The Company’s principal offices are located at 120 Albany Street, Tower II, New Brunswick, New Jersey 08901.

Item 2. Identity And Background

(a)          This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons.”

(i)	Greywolf Capital Partners II LP, a Delaware limited partnership (“Greywolf Capital II”), with respect to the Shares held by it;

(ii)	Greywolf Capital Overseas Fund, a Cayman Islands exempted company (“Greywolf Overseas”), with respect to the Shares held by it;

(iii)	Greywolf Advisors LLC, a Delaware limited liability company and the general partner of Greywolf Capital II (the “General Partner”), with respect to the Shares held by Greywolf Capital II;

(iv)

Greywolf Capital Management LP, a Delaware limited partnership and the investment manager of Greywolf Capital II and Greywolf Overseas (the “Investment Manager”), with respect to the Shares held by Greywolf Capital II and Greywolf Overseas;

(v)

Greywolf GP LLC, a Delaware limited liability company and the general partner of the Investment Manager (the “Investment Manager General Partner”), with respect to the Shares held by Greywolf Capital II and Greywolf Overseas; and

(vi)

Jonathan Savitz, a United States citizen (“Savitz”) and the senior managing member of the General Partner and the sole managing member of the Investment Manager General Partner, with respect to the Shares held by each of Greywolf Capital II and Greywolf Overseas.

Greywolf Capital II and Greywolf Overseas are together referred to herein as the “Greywolf Funds.”

(b)          The address of the principal business office of (i) all of the Reporting Persons other than Greywolf Overseas is 4 Manhattanville Road, Suite 201, Purchase, New York 10577, and (ii) Greywolf Overseas is Queensgate House, South Church Street, P.O. Box 1234, George Town, Grand Cayman.

(c)          The principal business of each of the Greywolf Funds is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of the General Partner is to act as the general partner of Greywolf Capital II.

Page 9 of 19 Pages

The principal business of the Investment Manager is that of an investment adviser. The principal business of the Investment Manager General Partner is to act as the general partner of the Investment Manager. The principal business of Savitz is serving as the senior managing member of the General Partner, serving as the sole managing member of the Investment Manager General Partner and serving as the chief executive officer and chief investment officer of certain other funds managed by the Investment Manager.

(d)          None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship of each of the Reporting Persons is set forth above.

Item 3. Source And Amount Of Funds And Other Consideration

The net investment cost (including commissions) for the Shares held by each of the Greywolf Funds is set forth below:

Entity	Shares Held	Approximate Net Investment Cost
Greywolf Capital II	455,576	$2,607,473.33
Greywolf Overseas	1,084,263	$6,205,098.01

The consideration for such acquisitions was obtained for each of the Greywolf Funds from working capital and/or from borrowings pursuant to margin accounts maintained in the ordinary course of business by it at Goldman Sachs & Co. and Citibank, N.A. Each such Reporting Person holds certain securities in its margin accounts and such accounts may from time to time have debit balances. Accordingly, the amount of borrowings, if any, used to acquire the Shares is indeterminate.

Item 4. Purpose Of The Transaction

The purpose of the acquisition of the Shares is for investment, and the acquisitions of the Shares by each of the Greywolf Funds were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company.

On July 13, 2007, the Reporting Persons entered into a Voting Support and Standstill Agreement (the "Voting Support and Standstill Agreement") with the Company pursuant to which, among other things, the Company agreed: (i) to expand its Board of Directors from 6 to 9 members and fill such newly-created directorships through the appointment of Shawn O'Donnell and Jill Thoerle, each of whose term will expire at the Company's 2007 annual stockholder meeting, and Stanley Kreitman, whose term will expire at the Company's 2009 annual

Page 10 of 19 Pages

stockholder meeting, (ii) to appoint such newly-appointed directors to certain specified Board committees and (iii) to nominate Michael Ruane, Shawn O'Donnell and Jill Thoerle for election as Class III Directors at the Company's 2007 annual stockholders meeting. Pursuant to the Voting Support and Standstill Agreement, the Reporting Persons agreed, among other things, (i) to vote any Shares beneficially owned by them in favor of the election of Michael Ruane, Shawn O'Donnell and Jill Thoerle as Class III Directors at the Company's 2007 annual stockholder meeting, (ii) from July 13, 2007 through July 13, 2008 (the "Standstill Period"), to vote any Shares beneficially owned by the Reporting Persons in favor of any matter brought before any stockholder meeting upon the recommendation of the Company's Board of Directors by a 2/3 vote of those Board members voting, (iii) until the expiration of the Standstill Period, not to nominate any persons to the Company's Board of Directors or propose any matters to be voted on by a vote of the Company's stockholders or (except as set forth in the Voting Support and Standstill Agreement) seek to control or influence the management, the Board or policies of the Company and (iv) to be bound by certain "standstill provisions" with respect to asset acquisitions, tenders, exchange offers, mergers, business combinations, recapitalizations, restructurings, liquidations, dissolutions or other extraordinary transactions with respect to the Company or any of its subsidiaries.

This description of the Voting Support and Standstill Agreement is qualified in its entirety by the full terms and conditions thereof, which is attached as Exhibit 10.9 to the Company's Form 8-K filed on July 16, 2007 and incorporated herein by reference.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of Shares, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Shares or dispose of any or all of its Shares depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Shares which it may hold at any point in time.

Also, consistent with their investment intent and subject to the terms of the Voting Support and Standstill Agreement, the Reporting Persons may but will not necessarily engage in communications with one or more shareholders of the Company, one or more officers of the Company, one or more members of the board of directors of the Company or other persons regarding the Company, including but not limited to its operations.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest In Securities Of The Issuer

(a)	The Greywolf Funds

Page 11 of 19 Pages

(a),(b)

The information set forth in Rows 7 through 13 of the cover page hereto for each of the Greywolf Funds is incorporated herein by reference for each such entity. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 25,740,665 Shares outstanding as of May 1, 2007 as reported by the Company in its Quarterly Report on Form 10-Q for the period ended March 31, 2007 filed with the Securities and Exchange Commission on May 10, 2007.

(c)

The trade dates, number of Shares purchased or sold and the price per Share (including commissions) for all purchases and sales of the Shares by the Greywolf Funds in the past 60 days are set forth on Schedules A-B hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

(d)

The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by Greywolf Capital II reported herein. The Investment Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Greywolf Funds reported herein. The Investment Manager General Partner is the general partner of the Investment Manager. Savitz is the senior managing member of the General Partner and the sole managing member of the Investment Manager General Partner.

(e)	Not applicable.

(b)	The General Partner, the Investment Manager and the Investment Manager General Partner

(a),(b)

The information set forth in Rows 7 through 13 of the cover page hereto for each of the General Partner, the Investment Manager and the Investment Manager General Partner is incorporated herein by reference.

(c)	None.

(d)The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by Greywolf Capital II reported herein. The Investment Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Greywolf Funds reported herein. The Investment Manager General Partner is the general partner of the Investment Manager. Savitz is the senior managing member of the General Partner and the sole managing member of the Investment Manager General Partner.

(e)	Not applicable.

Page 12 of 19 Pages

(c)	Savitz

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for Savitz is incorporated herein by reference.

(c)	None.

(d)

The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by Greywolf Capital II reported herein. The Investment Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Greywolf Funds reported herein. The Investment Manager General Partner is the general partner of the Investment Manager. Savitz is the senior managing member of the General Partner and the sole managing member of the Investment Manager General Partner.

(e)	Not applicable.

The Shares reported hereby for Greywolf Capital II are owned directly by Greywolf Capital II, and the Shares reported by Greywolf Overseas are owned directly by Greywolf Overseas. The General Partner, as general partner to Greywolf Capital II, may be deemed to be the beneficial owner of all such Shares owned by Greywolf Capital II. The Investment Manager, as investment manager to the Greywolf Funds, may be deemed to be the beneficial owner of all such Shares owned by the Greywolf Funds. The Investment Manager General Partner, as general partner of the Investment Manager, may be deemed to be the beneficial owner of all such Shares owned by the Greywolf Funds. Savitz, as the senior managing member of the General Partner and as the sole managing member of the Investment Manager General Partner, may be deemed to be the beneficial owner of all such Shares owned by the Greywolf Funds. Each of the General Partner, the Investment Manager, the Investment Manager General Partner and Savitz hereby disclaims any beneficial ownership of any such Shares.

Item 6. Contracts, Arrangements, Understandings Or

Relationships With Respect To Securities Of The Issuer

Except for the Voting Support and Standstill Agreement and as otherwise described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Materials To Be Filed As Exhibits

There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended. The Voting Support and Standstill Agreement is filed as Exhibit 10.9 to the

Page 13 of 19 Pages

Company's Form 8-K filed on July 16, 2007 and incorporated herein by reference.

Page 14 of 19 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 16, 2007

/s/ Jonathan Savitz

GREYWOLF ADVISORS LLC,

On its own behalf

And as the General Partner of

GREYWOLF CAPITAL PARTNERS II LP

By Jonathan Savitz,

Senior Managing Member

/s/ Jonathan Savitz

GREYWOLF GP LLC

By Jonathan Savitz,

Managing Member

/s/ Jonathan Savitz

GREYWOLF CAPITAL MANAGEMENT LP,

On its own behalf

And as investment manager to

GREYWOLF CAPITAL OVERSEAS FUND

By Jonathan Savitz,

Managing Member

/s/ Jonathan Savitz

Jonathan Savitz

Page 15 of 19 Pages

SCHEDULE A

GREYWOLF CAPITAL PARTNERS II, LP

TRADE DATE	NO. OF SHARES PURCHASED	PRICE PER SHARE ($)

5/15/2007	58	5.95
5/16/2007	2,030	5.9417
5/18/2007	1,450	6.1983
5/22/2007	145	6.00
5/25/2007	2,175	5.949
5/29/2007	36,250	5.95
6/1/2007	2,900	5.9222
6/4/2007	957	5.7955
6/14/2007	225,000	5.70
6/18/2007	74,622	5.80

Page 16 of 19 Pages

SCHEDULE B

GREYWOLF CAPITAL OVERSEAS FUND

TRADE DATE	NO. OF SHARES PURCHASED	PRICE PER SHARE ($)

5/15/2007	142	5.95
5/16/2007	4,970	5.9417
5/18/2007	3,550	6.1983
5/22/2007	355	6.00
5/25/2007	5,325	5.949
5/29/2007	88,750	5.95
6/1/2007	7,100	5.9222
6/4/2007	2,343	5.7955
6/14/2007	525,000	5.70
6/18/2007	174,117	5.80

Page 17 of 19 Pages

EXHIBIT INDEX

EXHIBIT 1	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

Page 18 of 19 Pages

EXHIBIT 1

to

SCHEDULE 13D

JOINT ACQUISITION STATEMENT

PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: July 16, 2007

/s/ Jonathan Savitz

GREYWOLF ADVISORS LLC,

On its own behalf

And as the General Partner of

GREYWOLF CAPITAL PARTNERS II LP

By Jonathan Savitz,

Senior Managing Member

/s/ Jonathan Savitz

GREYWOLF GP LLC

By Jonathan Savitz,

Managing Member

/s/ Jonathan Savitz

GREYWOLF CAPITAL MANAGEMENT LP,

On its own behalf

And as investment manager to

GREYWOLF CAPITAL OVERSEAS FUND

By Jonathan Savitz,

Managing Member

/s/ Jonathan Savitz

Jonathan Savitz

Page 19 of 19 Pages